NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

Andrew M. Tucker T: 202.689.2987 andy.tucker@nelsonmullins.com	101 Constitution Ave, NW, Suite 900 Washington, DC 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

March 12, 2025

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Liz Packebusch Mr. Daniel Morris

RE:	Crown LNG Holdings Ltd Amendment No. 6 to Registration Statement on Form F-1 Filed March 5, 2025 File No. 333-282396

On behalf of Crown LNG Holdings Ltd (the “Company”), we are hereby responding to the letter dated March 7, 2025, (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”), regarding the Company’s Amendment No. 6 to the Registration Statement on Form F-1 filed March 5, 2025 (the “Registration Statement”). In response to the Comment Letter, and to update certain information in the Registration Statement, the Company is submitting its Amendment No. 7 to the Registration Statement (the “Amended Registration Statement”) with the SEC today.

Capitalized terms used but not defined in this letter have the meanings as defined in the Amended Registration Statement.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

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Securities and Exchange Commission

March 12, 2025

Amendment No. 6 to Registration Statement on Form F-1 filed March 5, 2025

General

1.

We note disclosure in your Form 6-K filed March 5, 2025, that, on March 4, 2025, the Company received a written notification from Nasdaq indicating that the Staff determined that the Company had received an additional 180 calendar days, or until September 1, 2025, to regain compliance with the Bid Price Rule. Please make corresponding updates to disclosure regarding same throughout your prospectus.

Response: The Amended Registration Statement has been revised on pages 13 and 39 to disclose the written notification from Nasdaq indicating that Nasdaq granted the Company with an additional 180 calendar days, or until September 1, 2025 to regain compliance with the Bid Price Rule.

* * * * *

Given the Company’s time constraints to complete the registration of the securities in the Amended Registration Statement, we would be very appreciative of the Staff’s expeditious review of the Company’s responses and updates to the Amended Registration Statement. Please contact me with any questions or follow up requests. I can be reached at 202-689-2987 or andy.tucker@nelsonmullins.com. Thank you very much for your assistance.

Very truly yours,

/s/ Andrew M. Tucker
Andrew M. Tucker

AMT

CALIFORNIA | COLORADO | DISTRICT OF COLUMBIA | FLORIDA | GEORGIA | ILLINOIS | MARYLAND | MASSACHUSETTS | MINNESOTA

NEW YORK | NORTH CAROLINA | OHIO | PENNSYLVANIA | SOUTH CAROLINA | TENNESSEE | TEXAS | VIRGINIA | WEST VIRGINIA